UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Integra LifeSciences Holdings Corporation

(Name of Issuer)

Common Stock Par Value $.01

(Title of Class of Securities)

457985208

(CUSIP Number)

Stuart M. Essig

c/o Integra LifeSciences Holdings Corporation

311 Enterprise Drive

Plainsboro, New Jersey 08536

With a copy to:

Jonathan B. Levy

Lindquist & Vennum P.L.L.P.

4200 IDS Center

Minneapolis, Minnesota 55402

(612) 371-3211

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457985208

1	Names of reporting persons S.S. or I.R.S. Identification No. of above persons Stuart M. Essig
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 2,321,371
	8	Shared voting power 0
	9	Sole dispositive power 2,321,371
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,321,371
12	Check box if the aggregate amount in row (11) excludes certain shares (See instructions) ☐
13	Percent of class represented by amount in row (11) 8.3%
14	Type of reporting person (See instructions) IN

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the statement on Schedule 13D initially filed on November 14, 2005 (the “Original Filing” and, as amended by subsequent amendments, the “Schedule 13D”) by Stuart M. Essig with respect to Common Stock, $.01 par value (the “common stock”), of Integra LifeSciences Holdings Corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D. On March 28, 2013, Mr. Essig settled a prepaid variable forward sale contract that was entered into on December 14, 2004 with Credit Suisse First Boston Capital LLC (“CSFB”). The contract with CSFB was previously disclosed in the Original Filing. The contract obligated Mr. Essig to deliver to CFSB between 264,550 and 500,000 shares of common stock (or at his election, an equivalent amount of cash) on the maturity date of the contract (March 28, 2013). The contract provided that the number of shares of common stock that Mr. Essig would be obligated to deliver to CFSB on the maturity date would depend on the average price of the common stock for the 20 trading days prior to and including the settlement date. On March 28, 2013, the settlement price was $40.5266 per share. Accordingly, Mr. Essig transferred to CFSB 417,998 shares of common stock.

Item 2.	Identity and Background.

(c)	Present Principal Occupation or Employment:

Mr. Essig is Managing Member of Prettybrook Partners LLC. Until January 3, 2012, Mr. Essig was Chief Executive Officer of the Company. From January 3, 2012 until June 7, 2012, he was Executive Chairman and then on June 7, 2012, he became non-executive Chairman of the Board of Directors (when he ceased being an employee).

Item 5.	Interest in Securities of Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Aggregate number and percentage of class beneficially owned:

As of April 4, 2013, Mr. Essig may be deemed to be the beneficial owner of approximately 2,321,371 shares of common stock. This ownership consists of the following:

(i)	1,146,371 shares of common stock held directly by Mr. Essig; and

(ii)	1,175,000 shares of common stock underlying options to purchase common stock all of which are currently exercisable.

Based on calculations made in accordance with Rule 13d-3(d), Mr. Essig may be deemed the beneficial owner of 8.3% of the outstanding shares of common stock. This calculation is based on 27,989,027 shares of common stock outstanding as of February 26, 2013 as reported in the Company’s Form 10-K.

(b)	Voting and Dispositive Power:

Mr. Essig has sole voting and dispositive power over 2,321,371 shares that may be deemed to be beneficially owned by him as of April 4, 2013. This consists of the following: (i) 1,146,371 shares of common stock held directly by Mr. Essig; and (ii) 1,175,000 shares of common stock underlying options to purchase common stock that are all currently exercisable.

(c)	Transactions in the Company’s securities in the past sixty (60) days:

On March 28, 2013, Mr. Essig settled a prepaid variable forward sale contract that was entered into on December 14, 2004 with Credit Suisse First Boston Capital LLC (“CSFB”). The contract obligated Mr. Essig to deliver to CFSB between 264,550 and 500,000 shares of common stock (or at his election, an equivalent amount of cash) on the maturity date of the contract (March 28, 2013). The contract provided that the number of shares of common stock that Mr. Essig would be obligated to deliver to CFSB on the maturity date would depend on the average price of the common stock for the 20 trading days prior to and including the settlement date. On March 28, 2013, the settlement price was $40.5266 per share. Accordingly, Mr. Essig transferred to CFSB 417,998 shares of common stock.

(d)	Right to Direct the Receipt of Dividends: Not applicable.

(e)	Last Date on Which Reporting Person Ceased to be a 5% Holder: Not applicable.

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2013

Name:	/s/ Stuart M. Essig
Stuart M. Essig

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